UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in accordance with the provisions of Securities Market Legislation, hereby communicates the following:

INSIDE INFORMATION

Further to the relevant event published on April 27, 2020, you are hereby informed that, on the date hereof, and after obtaining the required authorizations, BBVA Seguros, S.A. de Seguros y Reaseguros (BBVA Seguros”) has transferred to Allianz, Compañía de Seguros y Reaseguros, S.A. (“Allianz”), half plus one share in BBVA Seguros Generales, Compañía de Seguros y Reaseguros, S.A. (1) (“BBVA Seguros Generales”).

BBVA Seguros has received in respect of the sale of that interest an aggregate sum amounting approximately to 274 million euros. In addition, as reported in the relevant event dated April 27, 2020, Allianz shall pay to BBVA Seguros, if applicable, a variable price of up to 100 million euros related to achieving specific business goals and attaining certain milestones included in the integration plan agreed by the parties.

Excluding the variable price, it is estimated that the transaction will generate a profit net of taxes amounting to approximately 300 million euros, and that the positive impact on the fully loaded CET1 ratio of BBVA group will be approximately 7 basis points. These impacts will be reflected in the 2020 year-end financial statements of the BBVA group.

Madrid, December 14, 2020.

(1)

Under the agreement signed with Allianz, BBVA Seguros Generales is the company to which BBVA Seguros previously contributed all the assets and liabilities associated with the non-life insurance business owned by BBVA Seguros, excluding the health insurance line.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: December 14, 2020
By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A